                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549




                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                  For the nine months ended September 30, 2002



                            FAGE DAIRY INDUSTRY S.A.
                 (Translation of Registrant's name into English)


             35, Hermou Street, 144 52 Metamorfossi, Athens, Greece
                     (Address of principal executive office)




[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

             Form 20-F     X                    Form 40-F
                       ---------                          ---------

[Indicate by check mark whether the Registrant by furnishing the information contained in the Form is also there by furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                   Yes                                 No.    X
                       ---------                          ---------

       This report (the "Quarterly Report") sets forth certain information regarding the financial condition and results of operations of Fage Dairy Industry S.A., a Greek societe anonyme (the "Company" or "Fage"), for the fiscal quarter ended September 30, 2002. The Quarterly Report encloses a review, in English, of the Company's unaudited financial information and analysis for the third quarter as well as certain other information.

       The following unaudited financial statements in the opinion of the management, reflect all necessary adjustments (which include only normal recurring adjustments) necessary for a fair presentation of the financial position, the results of operations and cash flows for the periods presented.

       For a description of accounting policies see Notes to financial statements in Fage's 2001 annual report (FORM 20-F).

       Fage, commencing January 1, 2002, is preparing its financial statements in Euros. For comparison purposes results of previous periods included in this Report have also been stated in Euros based on the fixed exchange rate of GRD
340.75 to EUR 1.00.




                                       II

                            FAGE DAIRY INDUSTRY S.A.
                                    FORM 6-K


              INDEX TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

                                                                                    PAGE
                                                                                    ----
PART I     FINANCIAL INFORMATION

ITEM 1     -FINANCIAL STATEMENTS

           a - Consolidated Balance Sheets as of December 31, 2001
               and September 30, 2002                                                1-2

           b - Consolidated Statements of Income for the nine months ended
               September 30, 2001 and 2002                                           3

           c - Consolidated statements of Income for the three months ended
               September 30, 2001 and 2002                                           4

           d - Consolidated Statement of Shareholders' Equity for the nine months
               ended September 30, 2002                                              5

           e - Consolidated Statements of Cash Flows for the nine months
               ended September 30, 2001 and 2002                                     6

           f - Notes to Consolidated Financial Statements                            7-16

ITEM 2     -MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
            CONDITION AND RESULTS OF OPERATIONS                                     17-19
ITEM 3     -QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT
            MARKET RISK                                                              20
ITEM 4     -CONTROLS AND PROCEDURES                                                  20


PART II    OTHER INFORMATION

ITEM 1     Legal Proceedings                                                         21
ITEM 2     Changes in Securities and use of proceeds                                 21
ITEM 3     Defaults upon Senior Securities                                           21
ITEM 4     Submission of Matters to a Vote of Security Holders                       21
ITEM 5     Other Information                                                         21
ITEM 6     Exhibits and Reports on Form 8-K                                          21

SIGNATURES                                                                           22


                                       III

PART I
ITEM 1.a

                    FAGE DAIRY INDUSTRY S.A. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS
                 AS OF DECEMBER 31, 2001 AND SEPTEMBER 30, 2002
                  (AMOUNTS IN 000'S OF EUROS AND U.S. DOLLARS)

                                                                                                 UNAUDITED
                                                                                       --------------------------------
                                                                 DECEMBER 31, 2001          SEPTEMBER 30, 2002
                                                                 -----------------     --------------------------------
                                                         NOTES         EUR                 EUR                U.S.$
                                                         -----     ------------        ------------        ------------
ASSETS
CURRENT ASSETS
Cash and cash equivalents                                                 2,831              10,033               9,912
Restricted cash                                                          15,298                   0                   0
Marketable securities                                      4              3,251               2,902               2,866
Accounts receivable                                        5             71,881              80,314              79,342
Less: Allowance for doubtful accounts                      5             (6,951)             (7,432)             (7,342)
                                                                   ------------        ------------        ------------
                                                                         64,930              72,882              72,000

Due from related companies                                 6              1,755               1,820               1,798
Inventories                                                7             23,861              28,448              28,104
                                                                   ------------        ------------        ------------

      TOTAL CURRENT ASSETS                                              111,926             116,085             114,680
                                                                   ------------        ------------        ------------
INVESTMENTS AND OTHER ASSETS
Investments in and advances to affiliates                  8              3,624               3,236               3,197
Other non-current assets                                   9                806               1,162               1,148
                                                                   ------------        ------------        ------------
                                                                          4,430               4,398               4,345
                                                                   ------------        ------------        ------------

PROPERTY, PLANT AND EQUIPMENT
Cost                                                                    138,547             146,453             144,681
Less: Accumulated depreciation                                          (56,069)            (61,725)            (60,978)
                                                                   ------------        ------------        ------------
                                                                         82,478              84,728              83,703
                                                                   ------------        ------------        ------------

DEFERRED CHARGES                                           2
Cost                                                                      3,334               3,334               3,294
Less: Accumulated amortization                                           (2,119)             (2,369)             (2,341)
                                                                   ------------        ------------        ------------
                                                                          1,215                 965                 953
                                                                   ------------        ------------        ------------

GOODWILL, RESULTING FROM CONSOLIDATED
  SUBSIDIARIES                                            10              6,677               6,677               6,596
                                                                   ------------        ------------        ------------



TOTAL ASSETS                                                            206,726             212,853             210,277
                                                                   ============        ============        ============


       Exchange rate used for the convenience translation of the September 30, 2002 euro amounts: U.S.$ 0.9879 to EUR 1.00

      THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE BALANCE SHEETS.

PART I
ITEM 1.a

                    FAGE DAIRY INDUSTRY S.A. AND SUBSIDIARIES

                     CONSOLIDATED BALANCE SHEETS - CONTINUED
                 AS OF DECEMBER 31, 2001 AND SEPTEMBER 30, 2002
                  (AMOUNTS IN 000'S OF EUROS AND U.S. DOLLARS)

                                                                                                 UNAUDITED
                                                                                       --------------------------------
                                                                 DECEMBER 31, 2001          SEPTEMBER 30, 2002
                                                                 -----------------     --------------------------------
                                                         NOTES         EUR                 EUR                U.S.$
                                                         -----     ------------        ------------        ------------
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Short-term borrowings                                     11             30,896              11,425              11,287
Current portion of long-term debt                         12              1,234                   0                   0
Trade accounts payable                                                   37,020              43,508              42,982
Due to related companies                                   6              4,580               7,988               7,891
Income taxes payable                                                      4,019               7,687               7,594
Deferred income taxes                                                     1,083               4,617               4,561
Other current liabilities                                 14              8,328               5,181               5,118
                                                                   ------------        ------------        ------------
      TOTAL CURRENT LIABILITIES                                          87,160              80,406              79,433
                                                                   ------------        ------------        ------------
LONG-TERM LIABILITIES
Long-term debt                                         12, 13           103,522              93,592              92,460
Staff retirement indemnities                                              1,199               1,373               1,356
Other long-term liabilities                                               2,560               3,079               3,041
Deferred income taxes                                                     5,539               7,660               7,567
                                                                   ------------        ------------        ------------
                                                                        112,820             105,704             104,424
                                                                   ------------        ------------        ------------
MINORITY INTERESTS                                                          163                 172                 170
                                                                   ------------        ------------        ------------

CONTINGENCIES                                              15

SHAREHOLDERS' EQUITY
  Share capital, nominal value EUR 2,93 and EUR 2,94
    each at the respective dates (7,010,000 and
    9,610,400 shares authorised, issued and outstanding
    at December 31, 2001 and September 30, 2002)                         20,572              28,254              27,912
Reversal of revaluation gains                                           (14,751)            (22,396)            (22,125)
Retained earnings                                                           763              20,713              20,463
                                                                   ------------        ------------        ------------
                                                                          6,584              26,571              26,250
                                                                   ------------        ------------        ------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                              206,726             212,853             210,277
                                                                   ============        ============        ============

       Exchange rate used for the convenience translation of the September 30, 2002 euro amounts: U.S.$ 0.9879 to EUR 1.00

      THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE BALANCE SHEETS.

PART I
ITEM 1.b

                    FAGE DAIRY INDUSTRY S.A. AND SUBSIDIARIES

                        CONSOLIDATED STATEMENTS OF INCOME
              FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001 AND 2002
       (AMOUNTS IN 000'S OF EUROS AND U.S. DOLLARS, EXCEPT PER SHARE DATA)
                                   (UNAUDITED)

                                                                                                        2002
                                                                              2001           ----------------------------
                                                           NOTES              EUR               EUR              U.S.$
                                                         ----------        ----------        ----------        ----------
Net sales                                                                     222,183           244,308           241,352
Cost of sales                                                                (146,864)         (155,788)         (153,903)
                                                                           ----------        ----------        ----------

Gross profit                                                                   75,319            88,520            87,449

Selling, general and administrative expenses                                  (53,990)          (62,383)          (61,628)
                                                                           ----------        ----------        ----------

Income from operations                                                         21,329            26,137            25,821

Interest expense                                        2, 11, 12, 13          (8,751)           (7,871)           (7,776)
Foreign exchange gains (losses), net                                           (1,983)           12,028            11,882
Other income (expenses), net                                                      566               665               657
                                                                           ----------        ----------        ----------

Income before income taxes and minority interests                              11,161            30,959            30,585
Provision for income taxes                                                     (2,621)          (10,616)          (10,488)
                                                                           ----------        ----------        ----------

Income before minority interests                                                8,540            20,343            20,097

Minority interests                                                                (43)              (30)              (30)
                                                                           ----------        ----------        ----------

NET INCOME                                                                      8,497            20,313            20,067
                                                                           ==========        ==========        ==========

INCOME PER SHARE, BASIC AND DILUTED                                              1.21              2.58              2.55
                                                                           ==========        ==========        ==========

WEIGHTED AVERAGE NUMBER OF SHARES, BASIC AND DILUTED                        7,010,000         7,876,800         7,876,800
                                                                           ==========        ==========        ==========

       Exchange rate used for the convenience translation of the September 30, 2002 euro amounts: U.S.$ 0.9879 to EUR 1.00

        THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

PART I
ITEM 1.c

                    FAGE DAIRY INDUSTRY S.A. AND SUBSIDIARIES

                        CONSOLIDATED STATEMENTS OF INCOME
             FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2001 AND 2002
       (AMOUNTS IN 000'S OF EUROS AND U.S. DOLLARS, EXCEPT PER SHARE DATA)
                                   (UNAUDITED)

                                                                                                        2002
                                                                              2001           ----------------------------
                                                           NOTES              EUR               EUR              U.S.$
                                                         ----------        ----------        ----------        ----------
Net sales                                                                      82,580            89,269            88,189
Cost of sales                                                                 (54,212)          (57,812)          (57,113)
                                                                           ----------        ----------        ----------
Gross profit                                                                   28,368            31,457            31,076

Selling, general and administrative expenses                                  (20,097)          (21,095)          (20,839)
                                                                           ----------        ----------        ----------
Income from operations                                                          8,271            10,362            10,237

Interest expense                                       2, 11, 12, 13           (2,765)           (2,511)           (2,481)
Foreign exchange gains (losses), net                                            9,099              (142)             (140)
Other income (expenses), net                                                      219                94                93
                                                                           ----------        ----------        ----------

Income before income taxes and minority interests                              14,824             7,803             7,709
Provision for income taxes                                                     (3,851)             (819)             (809)
                                                                           ----------        ----------        ----------

Income before minority interests                                               10,973             6,984             6,900

Minority interests                                                                 61                24                24
                                                                           ----------        ----------        ----------

NET INCOME                                                                     11,034             7,008             6,924
                                                                           ==========        ==========        ==========

INCOME PER SHARE, BASIC AND DILUTED                                              1.57              0.73              0.72
                                                                           ==========        ==========        ==========

WEIGHTED AVERAGE NUMBER OF SHARES, BASIC AND DILUTED                        7,010,000         9,610,400         9,610,400
                                                                           ==========        ==========        ==========


            Exchange rate used for the convenience translation of the September 30, 2002 euro amounts: U.S.$ 0.9879 to EUR 1.00

        THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

PART I
ITEM 1.d


                    FAGE DAIRY INDUSTRY S.A. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002
                  (AMOUNTS IN 000'S OF EUROS AND U.S. DOLLARS)
                                   (UNAUDITED)

                                                                                RETAINED EARNINGS (DEFICIT)
                                                                         ----------------------------------------
                                                                          LEGAL, TAX                  ACCUMULATED
                                                           REVERSAL OF     FREE AND                     OTHER
                                    COMPREHENSIVE   SHARE  REVALUATION   EXTRAORDINARY  ACCUMULATED  COMPREHENSIVE           GRAND
                                        INCOME     CAPITAL    GAINS        RESERVES       DEFICIT       INCOME      TOTAL    TOTAL
                                        -------    -------   -------       -------        -------       -------    -------  -------
BALANCE, DECEMBER 31, 2001                          20,572   (14,751)       19,516        (18,497)         (256)       763    6,584
                                                   =======   =======       =======        =======       =======    =======  =======
  Increase in share capital through
    the capitalization of revaluation
    gains                                            7,645    (7,645)            0              0             0          0        0

  Increase in share capital through
    cash contribution                                   37         0             0              0             0          0       37

  Net income for the period              20,313          0         0             0         20,313             0     20,313   20,313

  Valuation of marketable securities       (363)         0         0             0              0          (363)      (363)    (363)
                                        -------
  Comprehensive income                   19,950
                                        =======    -------   -------       -------        -------       -------    -------  -------
BALANCE, SEPTEMBER 30, 2002                         28,254   (22,396)       19,516          1,816          (619)    20,713   26,571
                                                   =======   =======       =======        =======       =======    =======  =======

         THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THIS STATEMENT.

PART I
ITEM 1.e

                    FAGE DAIRY INDUSTRY S.A. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001 AND 2002
                  (AMOUNTS IN 000'S OF EUROS AND U.S. DOLLARS)
                                   (UNAUDITED)

                                                                                          2002
                                                              2001           ------------------------------
                                                               EUR               EUR              U.S.$
                                                           ------------      ------------      ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                        8,497            20,313            20,067
Adjustments to reconcile to net cash
    provided by operating activities:
    Depreciation and amortization                                 6,355             5,991             5,918
    Deferred income taxes                                         1,107             5,654             5,586
    Provision for personnel retirement cost                         203               216               213
    Provision for doubtful accounts receivable                      464               482               476
    Minority interests                                               43                30                30
    Gain from sale of property, plant & equipment                  (290)             (111)             (110)
    Unrealised foreign exchange (gains) losses                    1,866           (10,549)          (10,421)
    Loss on investments                                             288               388               383

    (Increase) Decrease in:
    Accounts receivable                                         (15,441)           (8,401)           (8,299)
    Due from related companies                                     (777)              (65)              (65)
    Inventories                                                  (5,158)           (4,587)           (4,531)
    Increase (Decrease) in:
    Trade accounts payable                                        8,322             6,488             6,410
    Due to related companies                                      2,535             3,408             3,366
    Income taxes payable                                           (658)            3,667             3,623
    Other current liabilities                                    (2,217)           (2,713)           (2,680)
    Payment of staff retirement indemnities                         (50)              (42)              (41)
    (Increase) decrease in other non-current assets                (245)             (380)             (375)
    Increase (decrease) in other long-term liabilities            2,290               519               513
                                                           ------------      ------------      ------------
NET CASH FROM OPERATING ACTIVITIES                                7,134            20,309            20,063
                                                           ------------      ------------      ------------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditure for property, plant & equipment           (10,024)          (10,048)           (9,926)
  Proceeds from sale of fixed assets                                581             1,942             1,919
  Proceeds from subsidies/grants                                    195                 0                 0
  Investments in and advances to affiliates                      (4,789)                0                 0
  Net change in restricted cash                                  (4,608)           15,298            15,113
  Purchase of marketable securities                              (1,048)              (14)              (14)
                                                           ------------      ------------      ------------
NET CASH FROM (USED IN) INVESTING ACTIVITIES                    (19,693)            7,178             7,091
                                                           ------------      ------------      ------------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Net change in short-term borrowings                            16,670           (19,028)          (18,798)
  Repayment of long-term debt                                    (1,326)           (1,242)           (1,227)
  Increase of share capital                                           0                37                37
                                                           ------------      ------------      ------------
NET CASH FROM (USED IN) FINANCING ACTIVITIES                     15,344           (20,233)          (19,988)
                                                           ------------      ------------      ------------

EFFECT OF EXCHANGE RATES CHANGES ON CASH                            134               (52)              (51)
                                                           ------------      ------------      ------------

NET INCREASE IN CASH AND CASH EQUIVALENTS                         2,919             7,202             7,115
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                  3,447             2,831             2,797
                                                           ------------      ------------      ------------

CASH AND CASH EQUIVALENTS AT END OF PERIOD                        6,366            10,033             9,912
                                                           ============      ============      ============

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION :
Cash paid for :
  - interest, net of amounts capitalized                         10,541            10,071             9,949
  - income taxes                                                  2,173             1,293             1,277

       Exchange rate used for the convenience translation of the September 30, 2002 euro amounts: U.S.$ 0.9879 to EUR 1.00

        THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

PART I
ITEM 1.f

                    FAGE DAIRY INDUSTRY S.A. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 2002

          (AMOUNTS IN ALL TABLES AND NOTES ARE PRESENTED IN THOUSANDS
                       OF EUROS UNLESS OTHERWISE STATED)
                                   (UNAUDITED)

BUSINESS INFORMATION:

       Fage Dairy Industry S.A., a corporation organized under the laws of the Hellenic Republic (also known as Greece), is the successor to a business founded in Athens in 1926 by the family of Mr. Athanassios Filippou, the father of the current shareholders, Messrs. Ioannis and Kyriakos Filippou. References to the "Company" or "Fage" include, unless the context requires otherwise, Fage Dairy Industry S.A. and its consolidated subsidiaries.

       Fage is engaged in the dairy products business and operates primarily in Greece. The Company's sales are primarily to retailers in Greece and the remainder is exported to Western European countries.

       No single customer accounted for more than 10% of the consolidated net sales for the three or nine months ended September 30, 2001 and 2002.

       The accompanying unaudited financial statements, in the opinion of the management, reflect all necessary adjustments (which include only normal recurring adjustments) necessary for a fair presentation of the financial position, the results of operations and cash flows for the periods presented.

       For a full description of accounting policies see notes to financial statements for the year ended December 31, 2001.


1.     RECENTLY ISSUED ACCOUNTING STANDARDS:

       During 2001, the Financial Accounting Standards Board ("FASB") has issued four SFAS's ,which are summarized as follows :

       (i) SFAS No. 141, "Business Combinations", relates to financial accounting and reporting for business combinations and is effective for all business combinations initiated after June 30, 2001 and business combinations completed July 1, 2001 and later. It states that all business combinations included within the scope of the statement should be accounted for using the purchase method. The Company has no pending business combinations, which would be affected by the statement, but any future business combinations that are contemplated would need to take account of the requirements of the statement.

       (ii) SFAS No. 142, "Goodwill and Other Intangible Assets", establishes new standards for accounting for goodwill and other intangible assets. The statement does require that goodwill and indefinite lived intangible assets no longer be amortized, but reviewed annually for impairment and is effective for financial statements issued for fiscal years beginning after December 15, 2001. The Company applied SFAS No. 142 as of January 1, 2002 and completed the step 1 of the transitional goodwill impairment test for all its reporting units. The test indicated that the carrying value of goodwill relating to subsidiaries operating in the cheese sector exceeded its fair value. The Company expects to measure the impairment loss by completing step 2 no later than the end of the fiscal year, December 31, 2002. No other impairment indicators have arisen since January 1, 2002.

       (iii) SFAS No. 143, "Accounting for Asset Retirement Obligations", relates to financial accounting and reporting requirements associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Company has not determined the impact, if any, that the adoption of this statement will have on the Company's results of operation or financial position.

                    FAGE DAIRY INDUSTRY S.A. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED STATEMENTS - CONTINUED


       (iv) SFAS No 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". The statement requires that those long-lived assets be measured at the lower of carrying amount of fair value less cost to sell, whether reported in continuing operations or in discontinued operations. The statement is effective for financial statements issued for fiscal years beginning after December 15, 2001. The Company applied SFAS No 144 in the accompanying financial statements. No adjustments occurred for the nine months ended September 30, 2002.

2.     DEFERRED CHARGES:

       The expenses incurred in connection with the issuance and distribution of the Senior Notes issued on February 11, 1997, (see Note 13), including underwriting commissions, were capitalized as deferred charges and are being amortized on a straight-line basis over the term of the Notes. Amortization for the nine months ended September 30, 2001 and 2002 totaled EURO 250 for each of the above periods and amortization for the three months ended September 30, 2001 and 2002 totaled EURO 83 and Are included in interest expense in the accompanying consolidated statements of income.

3.     TRANSLATIONS OF EURO AMOUNTS INTO U.S. DOLLARS:

       The consolidated financial statements are stated in Euros. The translations of the Euro amounts into U.S. Dollars at the rate of US $ 0.9879 to EURO 1.00 are included solely for the convenience of the reader. This convenience exchange rate is computed based on the noon buying rate in New York City for cable transfers in Euros, as certified for customs purposes by the Federal Reserve Bank of New York on September 30, 2002, which was US $ 0.9879 to EURO 1.00. The convenience translations should not be construed as representations that the Euros amounts have been, could have been, or could in the future be, converted into U.S. Dollars at this or any other rate of exchange. Included in foreign exchange gains (losses), net, for the nine months ended September 30, 2001 and 2002 is an amount of EURO (1,848) and EURO 10,095 respectively, relating to unrealized foreign exchangE gains (losses) of the Senior Notes referred to in Note 13. Included in foreign exchange gains (losses), net, for the three months ended September 30, 2001 and 2002 is an amount of EURO 7,586 and EURO (423) respectively, relating to unrealized foreign eXchange gains (losses) of the Senior Notes referred to in Note 13.

4.         MARKETABLE SECURITIES:

       Equity securities at December 31, 2001 and September 30, 2002 include:
(a) EURO 1,841 and EURO 1,222, respectively, representing the market value of 139,141 preferred and 210,719 common shares as of December 31, 2001 and 139,831 preferred and 212,849 common shares as of September 30, 2002 of Vis S.A. (a related company - Note 6) representing approximately 7.0% and 7.1% at the respective dates, of the authorized, issued and outstanding shares as of those dates, and b) EURO 1,410 and EURO 1,680 representing the market value of 300,000 as of December 31, 2001 and 420,000 shares as of September 30, 2002, of Hellenic Biscuit Company (a related company) representing approximately 0.9% on both dates of Hellenic Biscuit Company's authorized, issued and outstanding shares traded on the Athens Stock Exchange.

         The above mentioned investments have been classified as available for sale and are carried at their fair market value with the difference in the market values reflected in shareholders' equity. At December 31, 2001 and September 30, 2002, the cost of these investments in equity securities was EURO 3,507 and EURO 3,521 respectively.

       There were no sales of equity securities for the nine months ended September 30, 2001 and 2002.

       The change in net unrealized holding gain (loss) on available for sale equity securities totaled EURO (1,186) and EURO (619) for the nine months ended September 30, 2001 and 2002, respectively.

                    FAGE DAIRY INDUSTRY S.A. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED STATEMENTS - CONTINUED


5.     ACCOUNTS RECEIVABLE:

Accounts receivable are analyzed as follows:

                                                      DECEMBER 31, SEPTEMBER 30,
                                                          2001        2002
                                                        -------     -------
                                                                   (UNAUDITED)
        TRADE:
        - In Euro                                        57,058       61,171
        - In foreign currencies                           4,118       10,083
                                                        -------      -------
                                                         61,176       71,254
        - Less: allowance for doubtful accounts          (3,098)      (3,362)
                                                        -------      -------
                                                         58,078       67,892
                                                        -------      -------
        OTHER:
        - Value added tax                                 2,594        1,229
        - Prepayments                                       190          633
        - Custom brokers                                    128           54
        - Advances from suppliers                           227          290
        - Various debtors                                 7,566        6,854
                                                        -------      -------
                                                         10,705        9,060
        - Less: allowance for doubtful accounts and
          various debtors                                (3,853)      (4,070)
                                                        -------      -------
                                                          6,852        4,990
                                                        -------      -------
                                                         64,930       72,882
                                                        =======      =======

       The provision for doubtful accounts for the nine months ended September 30, 2001 and 2002 totaled EURO 464 and EURO 482, respectively.

       The fair value of accounts receivable approximates the above recorded values.

       At each reporting date, all potentially uncollectable accounts are assessed individually (through consultation with collection counsel) for purposes of determining the appropriate allowance for doubtful accounts. In this respect, the allowance for doubtful accounts at September 30, 2002, includes approximately 100%, 90%, 80%, 70%, 45% and 30% of the delinquent accounts identified above for 1993 through 1997, 1998, 1999, 2000, 2001 and 2002, respectively.

       It is the Company's policy to attach liens against the property of most of its delinquent customers. Because of the prolonged and complex legal procedures in Greece, it is not unusual for the collection process to take three to five years before a case is finalized.

                    FAGE DAIRY INDUSTRY S.A. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED STATEMENTS - CONTINUED


6.     DUE FROM (TO) RELATED COMPANIES:

       Fage purchases goods and services from and makes sales of goods to certain related companies in the ordinary course of business. Such related companies consist of affiliates or companies, which have common ownership and/or management with Fage. The Company believes that in each case the terms of such transactions are comparable to those that would be attainable by the Company in the ordinary course of business from unaffiliated third parties under similar circumstances.

       Account balances with related companies are as follows:

                                         DECEMBER 31,       SEPTEMBER 30,
                                             2001               2002
                                            -----              -----
                                                             (UNAUDITED)
         Due from:
         - Ioannis Nikolou ULP              1,254              1,450
         - Sideris & Co.                      367                367
         - Bizios S.A                         134                 --
         - Vis S.A                             --                  3
                                            -----              -----
                                            1,755              1,820
                                            =====              =====

         Due to:
         - Evga S.A                           368              1,143
         - Mornos S.A                       1,677              3,040
         - Aspect S.A                       1,309              1,730
         - Vis S.A                            580                 --
         - Vihep S.A                          336                445
         - Palace S.A                         230                 85
         - Iofil S.A                           80                929
         - Bizios S.A                          --                616
                                            -----              -----
                                            4,580              7,988
                                            =====              =====

       Transactions with related companies for the nine months ended September 30, 2001 and 2002 are analyzed as follows:

                                                     PURCHASES                       SALES
                                                FROM RELATED PARTIES          TO RELATED PARTIES
                                            ----------------------------   ----------------------------
                                            SEPTEMBER 30,   SEPTEMBER 30,  SEPTEMBER 30,   SEPTEMBER 30,
                                                2001            2002           2001            2002
                                               ------          ------         ------          ------
                                                                    (UNAUDITED)
       Inventories, materials and supplies     26,131          27,398          3,806           3,190
       Advertising and media                   11,733           9,952             --              --
       Commercial services                      1,920           3,526             --              --
                                               ------          ------         ------          ------
                                               39,784          40,876          3,806           3,190
                                               ======          ======         ======          ======

       Purchases of inventories, materials and supplies, represent approximately 19% and 20% of Fage's total purchases for the nine months ended September 30, 2001 and 2002, respectively.

       Advertising and media buying services represent approximately 85% and 71% of Fage's total advertising costs for the nine months ended September 30, 2001 and 2002, respectively.

                    FAGE DAIRY INDUSTRY S.A. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED STATEMENTS - CONTINUED


7.     INVENTORIES:

       Inventories are analyzed as follows:

                                               DECEMBER 31,   SEPTEMBER 30,
                                                   2001          2002
                                                  ------        ------
                                                              (UNAUDITED)

       Merchandise                                 1,311         1,857
       Finished and semi-finished products         8,879        10,161
       Raw materials and supplies                  7,342         8,977
       Advances and payments to suppliers
       for materials  and supplies                 6,329         7,453
                                                  ------        ------
                                                  23,861        28,448
                                                  ======        ======

8.     INVESTMENTS IN AND ADVANCES TO AFFILIATES:

       The Company's investments are analyzed as follows:

                                               DECEMBER 31,   SEPTEMBER 30,
                                                  2001           2002
                                                 ------         ------
                                                              (UNAUDITED)
       Equity participation:
       - Tyras S.A                                1,109          1,109
       - Bizios S.A                               1,875          1,487
       - Packaging Hellas Development S.A            88             88
                                                  -----          -----
                                                  3,072          2,684

       Goodwill, net of amortization:
       - Bizios S.A                                 552            552
                                                  -----          -----
                                                  3,624          3,236
                                                  =====          =====

The Company's investments in Tyras S.A. and Packing Items Development S.A. are accounted for at cost while its investment in Bizios S.A. is accounted for under the equity method.

9.     OTHER NON-CURRENT ASSETS:

       Other non-current assets are analyzed as follows:

                                                 DECEMBER 31,   SEPTEMBER 30,
                                                     2001           2002
                                                    ------         ------
                                                                 (UNAUDITED)
       Long-term notes receivable                      813          1,631
       Less: current maturities, included in
             trade accounts receivable                (380)          (865)
                                                    ------         ------
                                                       433            766
       Trademarks, net of amortization                  87             79
       Utility deposits                                236            257
       Other                                            50             60
                                                    ------         ------
                                                       806          1,162
                                                    ======         ======

       The fair value of the long-term notes receivable approximates the above recorded values.

                    FAGE DAIRY INDUSTRY S.A. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED STATEMENTS - CONTINUED


10.    GOODWILL, RESULTING FROM CONSOLIDATED SUBSIDIARIES:

       At December 31, 2001 and September 30, 2002, the cost and the accumulated amortization of goodwill were EURO 8,582 and EURO (1,905), respectively at both dates. The Company as of January 1, 2002 applied SFAS No 142, "Goodwill and Other Intangible Assets" and completed the step 1 of the transitional goodwill impairment test for all its reporting units. The test indicated that the carrying value of goodwill relating to subsidiaries operating in the cheese sector exceeded its fair value. The Company expects to measure the impairment loss by completing step 2 no later than the end of the fiscal year, December 31, 2002. No other impairment indicators have arisen since January 1, 2002.

       The unamortized goodwill reflected in the accompanying consolidated balance sheets is analyzed as follows:

                                   DECEMBER 31,       SEPTEMBER 30,
                                      2001                2002
                                     ------              ------
                                                       (UNAUDITED)
       Food Hellas S.A                1,755               1,755
       Pindos S.A                       374                 374
       Voras S.A                         --                  --
       Xylouris S.A                     754                 754
       Ellenica S.R.L                   180                 180
       Tamyna S.A                     1,394               1,394
       Agroktima S.A                    134                 134
       Iliator S.A                       31                  31
       Zagas S.A                      2,055               2,055
       Fage USA Corp.                    --                  --
                                      -----               -----
                                      6,677               6,677
                                      =====               =====

       FOODS HELLAS S.A.: Foods Hellas is owned 99.38% by Fage and the balance of 0.62% is owned in equal shares by the two shareholders of Fage. Foods Hellas is a distribution company with a network that covers Northern Greece.

       Fage acquired its participating interest in Foods Hellas in three tranches. The first (46.9%) was acquired in 1990 for a consideration of EURO 1,174 from a third party who had previously acquired the shares from Fage's present shareholders. The second tranche (37.5%) was acquired in 1992 and the third tranche (14.98%) was acquired in 2001 from Fage's present shareholders. Effective January 1, 1998, the distribution network of Foods Hellas has been operated under the name of Fage.

       PINDOS S.A.: Fage acquired 100% of Pindos S.A. in seven tranches (51% in 1993, 19.6% in 1994, 11.2% in 1997, 12.09% in 1998, 2.22% in 1999, 1.37% in 2001
and 2.52% in 2002) for a total consideration of EURO 8,566. Pindos S.A. is a cheese producer in Ioannina.

       In September 1999 Foods Hellas S.A. acquired a 3.89% interest in Pindos S.A. for an amount of EURO 440. During 2001, Fage increased its participation in Pindos S.A. by 1.37% through an increase in share capital of Pindos S.A. of EURO 2,641 in which Food Hellas did not participate and as a result, its interest in Pindos S.A. was reduced to 2.52%.

       Additionally, in September 2002 Fage purchased from Foods Hellas S.A. its participation of 2.52% in Pindos S.A. for a consideration of EURO 207.

       VORAS S.A.: Fage acquired its participating interest 75.5% in Voras S.A. in three tranches ( 45% in September 1996, 25% in July 1997 and 5.5% in October
1998) for a total consideration of EURO 5,881. Voras S.A. is a milk producer in Amintaio.

       XYLOURIS S.A.: Fage acquired its participating interest 51% in Xylouris S.A. in three tranches (35% in 1995, 12% in 1996 and 4% in October 1997) for a total consideration of EURO 1,404. Xylouris is a cheese producer in Crete.

                    FAGE DAIRY INDUSTRY S.A. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED STATEMENTS - CONTINUED


       ELLENIKA S.R.L. : Ellenika is a 88.87% owned Italian distribution company. Fage acquired its participating interest in Ellenika in 1993 for a consideration of EURO 457.

       TAMYNA S.A. : Fage acquired 100% of Tamyna S.A. in five tranches (42.3% in 1996, 4.7% in 1997, 25.49% in 2000, 26.93% in 2001 and 0.58% in 2002) for a
total consideration of EURO 4,880. During 2000 Foods Hellas S.A. acquired a 0.58% interest in Tamyna S.A. for an amount of EURO 37. Additionally, in September 2002 Fage purchased from Foods Hellas S.A. its participation of 0.58% in Tamyna S.A. for a consideration of 35. Tamyna is a cheese producer in Aliveri.

       AGROKTIMA S.A. : Fage acquired its participating interest of 99.33% in Agroktima S.A. in two tranches (33.24% in 1998 and 66.09% in 2000) for a total consideration of EURO 1,573. Additionally in 2000, Foods Hellas S.A. acquired a 0.666% interest in Agroktima S.A. for an amount of EURO 12. Therefore, Fage obtained an additional (indirect) 0.57% interest in Agroktima S.A. and, as of September 30, 2002, holds 99.996% of the company's outstanding shares. Agroktima is an agricultural and farm development company.

       ILIATOR S.A. : The Company has a participation interest of 97% in Iliator S.A., a construction company.

       FAGE USA CORP. : During 2000, Fage S.A. established a distribution company in U.S.A. under the name of Fage USA, Corp. Fage S.A. owns 100% of the company, which has been capitalized for an amount of EURO 162 in equity.

       ZAGAS S.A. : Zagas S.A. is a cheese producer in Agrinio. Fage acquired its participating interest 98% on January 19, 2001, for a consideration of EURO 3,020. Additionally in 2001 Foods Hellas S.A. acquired a 2% interest in Zagas S.A. for an amount of EURO 62. Therefore, Fage obtained an additional (indirect) 1.988% interest in Zagas S.A. and, as of September 30, 2002, holds 99.988% of the company's outstanding shares. The results of this investment have been included in the Company's consolidated results of operations from the date of acquisition. The purchase of Zagas S.A. was accounted for under the purchase method of accounting.

       In 2000 and 2001, the review by the Company's management of the carrying amounts of the goodwill that arose from investments in subsidiaries in connection with their expected recoverable amount and the estimated undiscounted cash flows from future operations indicated that the carrying amount of goodwill relating to subsidiaries operating in the "Feta" cheese sector exceeded its expected recoverable amount. Accordingly management decided to recognize an impairment loss EURO 1,323 and EURO 3,324 in 2000 and 2001, respectively, based upon a calculation of discounted expected cash flows, which was included in impairment loss in the 2000 and 2001 consolidated statements of income, respectively.

       The main reason for the impairment is the fact that the packaged cheese market in Greece is not developing in line with management's expectations. One of the main reasons for this is the European Court ruling against the validity of legislation protecting Feta cheese, the main product of the majority of the Company's subsidiaries, which had an adverse impact on the Company's estimates of future turnover of "Feta" cheese.

11.    SHORT-TERM BORROWINGS:

       Short-term borrowings are draw-downs under various lines of credit maintained by the Company with several banks. The aggregate amount of available lines of credit was EURO 49,900 at December 31, 2001 and September 30, 2002, of which approximately EURO 19,004 and EURO 38,475 were unused as of the above dates. Fage held as of December 31, 2001 in a restricted cash account, an amount of EURO 15,298, including interest earned through that date. During July 2002, the above short-term borrowings amounted to EURO 14.3 million were paid and the restricted cash was released.

                    FAGE DAIRY INDUSTRY S.A. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED STATEMENTS - CONTINUED


       Short-term borrowings are denominated in Euros, Japanese Yen and U.S. Dollars and are secured by the corporate guarantee of Fage Dairy Industry S.A. The weighted average interest rates on short-term borrowings as of December 31, 2001 and September 30, 2002, were as follows:

                                    DECEMBER 31,        SEPTEMBER 30,
       CURRENCY                        2001                 2002
                                      ------               ------
                                                         (UNAUDITED)

       Japanese Yen                    2.66%                2.12%
       U.S. Dollar                     6.10%                   -
       Euro                            6.44%                   -

       Interest on short-term borrowings for the nine months ended September 30, 2001 and 2002, totaled EURO 1,195 and EURO 848, respectively, and for the three months ended September 30, 2001 and 2002 totaled EURO 425 and EURO 168, respectively, and are included in interest expense in the accompanying consolidated statements of income.

12.    LONG-TERM DEBT:

       Long-term debt consists of :
                                                                                    DECEMBER 31,        SEPTEMBER 30,
                                                                                       2001                  2002
                                                                                    -----------          -----------
                                                                                                         (UNAUDITED)
       (a)    Senior Notes, due 2007 (the "Notes ") issued on February 11, 1997.
              Interest on the Notes is paid semi-annually in February and
              August, commencing August 1, 1997, at the rate of 9% per annum.
              The Notes are redeemable, in whole or in part, at the option of the Company at any time at premiums that reduce over time (see
              Note 13)                                                                  103,522               93,592


       (b)    Long-term loan obtained by Voras S.A. in July 1997 (JPY 248 million) due in seven semi-annual installments, commencing July
              31, 1999 (two years grace period). The last installment was paid
              in July 2002.                                                                 614                   --

       (c)    Long-term loan obtained by Voras S.A. in July 1997 (EURO 1.95 million changed in JPY 250.2 million in February 1999) due in seven semi-annual installments, commencing July 31, 1999 (two
              years grace period). The last installment was paid in July 2002.              620                   --
                                                                                    -----------          -----------
                                                                                        104,756               93,592

       Less: Current portion of Voras S.A.'s long-term debt.                             (1,234)                  --
                                                                                    -----------          -----------

                                                                                        103,522               93,592
                                                                                    ===========          ===========

       The fair value of the Company's long-term debt approximates the above-recorded values, generally due to their variable market rates.

                    FAGE DAIRY INDUSTRY S.A. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED STATEMENTS - CONTINUED

       Interest expense (excluding Senior Notes interest expense disclosed in Note 13) for the nine months ended September 30, 2001 and 2002, totaled EURO 50 and EURO 13, respectively, and for the three months, ended September 30, 2001 and 2002 totaled EURO 9 and EURO 2, respectively and are included in interest expense in the accompanying consolidated statements of income.

13.    SENIOR NOTES DUE 2007:

       In February 1997, the Company completed the issuance of debt securities (Senior Notes) in the United States. The net proceeds of the offering of U.S.$
114.6 million were used to repay outstanding obligations and for general working capital.

       The Senior Notes ("Notes") issued at an aggregate face amount of U.S.$ 120 million, with maturity date on February 1, 2007, bear interest at a rate of 9% per annum, payable semi-annually on each February 1, and August 1, and commenced on August 1, 1997. The Senior Notes are redeemable in whole or in part, at the option of the Company at any time at 104.5% through January 31, 2003; 103.0% thereafter through January 31, 2004; 101.5% thereafter through January 31, 2005 and at par thereafter.

       During 1999 and 2000, the Company repurchased in privately negotiated transactions Senior Notes with an aggregate face amount of U.S. $ 27.4 million. The repurchased Senior Notes have been canceled.

       Interest expense (including amortization of deferred charges) for the nine months ended September 30, 2001 and 2002, totaled EURO 7,506 and EURO 7,010, respectively, and for the three months ended September 30, 2001 and 2002 totaled EURO 2,331 and EURO 2,341, respectively, and are included in interest expense in the accompanying consolidated statements of income.

       The indebtedness evidenced by the Notes constitutes general unsecured senior obligation of Fage Dairy Industry S.A. and will rank PARI PASSU in right of payment with all other senior indebtedness and will rank senior in right of payment to all subordinated indebtedness of Fage Dairy Industry S.A.

       The Senior Notes Indenture contains certain covenants that, among other things, limit the type and amount of additional indebtedness that may be incurred by Fage and its subsidiaries and imposes certain limitations on investments, loans and advances, sales or transfers of assets, liens, dividends and other payments, the ability of Fage and its subsidiaries to enter into sale-leaseback transactions, certain transactions with affiliates and certain mergers. The Company is in compliance with the terms of the Indenture.

14.    OTHER CURRENT LIABILITIES:

       The amount reflected in the accompanying consolidated balance sheets is analyzed as follows:

                                             DECEMBER 31,     SEPTEMBER 30,
                                                 2001             2002
                                                -----            -----
                                                              (UNAUDITED)
       Taxes withheld:
       Payroll                                    381              282
       Third parties                              248              438
       Milk producers                              49              170
       Other                                      364              227
                                                -----            -----
                                                1,042            1,117
                                                -----            -----
       Advances from customers                    313                4
                                                -----            -----

       Accrued bank interest                    4,093            1,459
       Social security funds payable            1,153              619
       Accrued and other liabilities            1,727            1,982
                                                -----            -----
                                                6,973            4,060
                                                -----            -----
       TOTAL                                    8,328            5,181
                                                =====            =====

                    FAGE DAIRY INDUSTRY S.A. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED STATEMENTS - CONTINUED


15.    CONTINGENCIES:

       The Company is a party to various lawsuits and arbitration proceedings in the normal course of business in Greece, with claims totaling approximately EURO 2,800. According to the Company's management and its legal advisors, all of the lawsuits will be settled without any material adverse effect on the Company's consolidated financial position or results of operations.

       Fage S.A. has been appointed as an official sponsor of the Olympic games held in Athens in the year 2004. The future commitment under the sponsorship agreement amounts to approximately EURO 4.6 million.


16.    SUBSEQUENT EVENTS

       In October 2002, Fage acquired an additional participating interest 17% in its consolidated subsidiary Xylouris S.A. for a consideration of EURO 210.
As a result, Fage holds as of that date 68% of the company's outstanding shares.

PART I
ITEM 2

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

       GENERAL

              In the first nine months of the year 2002, the entire Greek white milk market volume increased by 3%, due to a significant increase of 6% in the refrigerated segment. Out of all the segments, ESL white milk remains the most dynamic, with volume that increased by about 40%. This increase can be largely attributed to the launch of new FAGE added value products under the FARMA brand name. UHT and evaporated milk volume slightly decreased.

              The Greek yogurt market increased by 3.5% compared to same period of 2001. The segments driving this increase are strained (Greek Style) yogurt and children's yogurt. Fage is the leading company in both segments. Desserts volume increased by 25%, mainly due to Fage's launch of the new family brand GLYKOKOYTALIES (sweet spoonfuls). Packaged cheese kept its increasing trend, with market volume increasing by 11% in the first nine months of 2002.

              In the first nine months of the year 2002, Fage's sales volume for refrigerated white milk increased by 3.6%, ESL white milk increased by 44%. Fage's yogurt volume sales increased by 2% compared to same period of 2001. Desserts volume increased by 80%. Fage's sales in terms of volume for packaged cheese increased by 8.2%.

              FAGE's export volume increased by 10.7%, in the first nine months of 2002, primary due to an increase of 13.6% in yogurt's export sales and 2.8% in cheese.

              In March, Fage increased prices for all segments by 3.5%.


RESULTS OF OPERATIONS

       The following table sets forth, for the periods indicated, certain items in the Company's consolidated income statements expressed as percentages of net sales:

                                                                   NINE MONTHS ENDED                THREE MONTHS ENDED
                                                                      SEPTEMBER 30,                    SEPTEMBER 30,
                                                                ----------------------            ----------------------
                                                                 2001             2002             2001             2002
                                                                ----------------------            ----------------------
                                                                      (UNAUDITED)                        (UNAUDITED)
       Net sales                                                  100%             100%             100%             100%
       Cost of sales                                             66.1             63.8             65.6             64.8
                                                                -----            -----            -----            -----
       Gross profit                                              33.9             36.2             34.4             35.2
       Selling, general and administrative expenses              24.3             25.5             24.4             23.6
                                                                -----            -----            -----            -----
       Income from operations                                     9.6             10.7             10.0             11.6
       Interest expense                                           3.9              3.2              3.3              2.8
       Foreign exchange gains (losses), net                      (1.0)             4.9             11.0             (0.2)
       Other income (expenses), net                               0.3              0.3              0.3              0.1
                                                                -----            -----            -----            -----
       Income before income taxes and
       minority interests                                         5.0             12.7             18.0              8.7
       Provision for income taxes                                (1.2)            (4.4)            (4.7)            (0.9)
                                                                -----            -----            -----            -----
       Income before minority interests                           3.8              8.3             13.3              7.8
       Minority interests                                          --               --              0.1              0.1
                                                                -----            -----            -----            -----
       Net income                                                 3.8              8.3             13.4              7.9
                                                                =====            =====            =====            =====

       In the following discussion, amounts are presented in thousands of Euros, unless otherwise stated, with a convenience translation into U.S. dollars based on the September 30, 2002 noon buying rate of U.S. $ 0.9879 to EURO 1.00.

NINE MONTHS ENDED SEPTEMBER 30, 2002 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 2001.

       NET SALES. Net sales for the nine months ended September 30, 2002 were EURO 244,308 ($241.4 million), an increase of EURO 22,125 ($21.9 million ), or 10.0%, from EURO 222,183 ($219.5 million) for the comparable period of 2001. This growth resulted from both volume and price increases.

       GROSS PROFIT. Gross profit for the nine months ended September 30, 2002 was EURO 88,520 ($87.4 million), an increase of EURO 13,201 ($13.0 million), or 17.5%, from EURO 75,319 ($74.4 million) for the comparable period of 2001. Gross profit as a percentage of net sales for the nine months ended September 30, 2002 increased to 36.2% from 33.9% for the comparable period of 2001. The increase was primarily the result of continued improvement in operating and purchasing efficiencies.

       SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses (SG&A) for the nine months ended September 30, 2002 were EURO 62,383 ($61.6 million), an increase of EURO 8,393 ($8.3 million), or 15.5%, from EURO 53,990 ($ 53.3 million) for the comparable period of 2001. SG&A as a percentage of net sales increased to 25.5% for the first nine months of 2002 from 24.3 % for the first nine months of 2001. A significant component of the increased SG&A was attributable to promotion and other expenses in connection with Fage's sponsorship up the 2004 Olympics to be held in Athens. Members of the Filippou family have been engaged by Fage in connection with these promotional activities. In addition, Fage has increased the compensation of certain members of the Filippou family employed by the Company. In each case, the Company believes the amounts paid to members of the family are appropriate consideration for the services provided.

       INCOME FROM OPERATIONS. Income from operations for the nine months ended September 30, 2002 was EURO 26,137 ($25.8 million), an increase of EURO 4,808 ($4.7 million), or 22.5%, from EURO 21,329 ($21.1 million) for the comparable period of 2001. Income from operations as a percentage of net sales for the nine months ended September 30, 2002 increased to 10.7% from 9.6% for the comparable period of 2001.

       INTEREST EXPENSE. Interest expense for the nine months ended September 30, 2002 was EURO 7,871 ($7.8 million), a decrease of EURO 880 ($0.9 million), or 10.1%, from EURO 8,751 ($8.6 million) for the comparable period of 2001. The decrease in interest expense was mainly due to the devaluation of the US dollar against the Euro and due to the decreased short-term borrowings for the nine months ended September 30, 2002 compared to the comparable period of 2001.

       FOREIGN EXCHANGE GAINS (LOSSES), NET. Foreign exchange gains for the nine months ended September 30, 2002 were EURO 12,028 ($11.9 million). These gains are mainly the result of the September 30, 2002 remeasurement of the Senior Notes, based on the Euro-US dollar exchange rate, which amounted to EURO 10,114 ($10.0 million). This non-cash gain significantly affected net income. For the comparable period of 2001 there was a foreign exchange loss of EURO 1,983 ($2.0 million).

       OTHER INCOME (EXPENSES), NET. Other income for the nine months ended September 30, 2002 was EURO 665 ($0.7 million), compared to EURO 566 ($0.6 million) for the comparable period of 2001.

       PROVISION FOR INCOME TAXES. The provision for income taxes for the nine months ended September 30, 2002 was EURO 10,616 ($10.5 million), an increase of 7,995 ($7.9 million) from EURO 2,621 ($2.6 million) for the comparable period of 2001. This increase was mainly due to the increased income before income taxes and minority interests.

       NET INCOME. There was a net income of EURO 20,313 ($20.1 million) for the nine months ended September 30, 2002, an increase of EURO 11,816 ($11.7 million) from EURO 8,497 ($8.4 million) for the comparable period of 2001.

THREE MONTHS ENDED SEPTEMBER 30, 2002 COMPARED TO THREE MONTHS ENDED SEPTEMBER 30, 2001.

       NET SALES. Net sales for the three months ended September 30, 2002 were EURO 89,269 ($88.2 million), an increase of EURO 6,689 ($6.6 million), or 8.1%, from EURO 82,580 ($ 81.6 million) for the comparable period of 2001. This growth resulted from both volume and price increases.

       GROSS PROFIT. Gross profit for the three months ended September 30, 2002 was EURO 31,457 ($31.1 million), an increase of EURO 3,089 ($3.1 million), or 10.9%, from EURO 28,368 ($28.0 million) for the comparable period of 2001. Gross profit as a percentage of net sales for the three months ended September 30, 2002 increased to 35.2% from

34.4% for the comparable period of 2001. The increase was primarily the result of continued improvement in operating and purchasing efficiencies.

       SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses (SG&A) for the three months ended September 30, 2002 were EURO 21,095 ($20.8 million), an increase of EURO 998 ($1.0 million), or 5.0%, from EURO 20,097 ($19.9 million) for the comparable period of 2001. SG&A as a percentage of net sales decreased to 23.6% for the three months ended September 30, 2002 from 24.4% for the comparable period of 2001. A significant component of the increased SG&A was attributable to promotion and other expenses in connection with Fage's sponsorship up the 2004 Olympics to be held in Athens. Members of the Filippou family have been engaged by Fage in connection with these promotional activities. In addition, Fage has increased the compensation of certain members of the Filippou family employed by the Company. In each case, the Company believes the amounts paid to members of the family are appropriate consideration for the services provided.

       INCOME FROM OPERATIONS. Income from operations for the three months ended September 30, 2002 was EURO 10,362 ($10.2 million), an increase of EURO 2,091 ($2.1 million), or 25.3%, from EURO 8,271 ($8.2 million) for the comparable period of 2001. Income from operations as a percentage of net sales for the three months ended September 30, 2002 increased to 11.6% from 10.0% for the comparable of 2001.

       INTEREST EXPENSE. Interest expense for the three months ended September 30, 2002 was EURO 2,511 ($2.5 million), a decrease of EURO 254 ($0.3 million), or 9.2%, from EURO 2,765 ($2.7 million) for the comparable period of 2001. The decrease in interest expense was mainly due to the decreased short-term borrowings for the three months ended September 30, 2002 compared to the comparable period of 2001.

       FOREIGN EXCHANGE GAINS (LOSSES), NET. Foreign exchange losses for the three months ended September 30, 2002 were EURO 142 ($0.1 million). These losses are mainly related to the Senior Notes period end remeasurement of the Senior Notes, based on the Euro-US dollar exchange rate. For the comparable period of 2001 there was a foreign exchange gain of EURO 9,099 ($9.0 million).

       OTHER INCOME (EXPENSES), NET. Other income for the three months ended September 30, 2002 was EURO 94 ($0.09 million), compared to EURO 219 ($0.2 million) for the comparable period of 2001.

       PROVISION FOR INCOME TAXES. The provision for income taxes for the three months ended September 30, 2002 was EURO 819 ($0.8 million), a decrease of EURO 3,032 ($3.0 million) from EURO 3,851 ($3.8 million) for the comparable period of 2001. This decrease was mainly due to the decreased income before income taxes.

       NET INCOME. There was a net income of EURO 7,008 ($6.9 million) for the three months ended September 30, 2002, a decrease of EURO 4,026 ($4.0 million), or 36.5% from EURO 11,034 ($10.9 million) from the comparable period of 2001. The decrease is due to the foreign exchange gains (losses in each period).


LIQUIDITY AND CAPITAL RESOURCES

       OPERATING ACTIVITIES. Net cash from operating activities for the nine months ended September 30, 2002 was EURO 20,308 ($20.1 million), an increase of EURO 13,174 ($13.0 million) from EURO 7,134 ($7.0 million) net cash from operating activities for the comparable period of 2001.

       INVESTING ACTIVITIES. Net cash from investing activities for the nine months ended September 30, 2002 was EURO 7,178 ($7.1 million), an increase of EURO 26,871 ($26.5 million) from EURO 19,693 ($19.5 million), net cash used in investing activities for the comparable period of 2001. Capital expenditure of EURO 10,048 ($9.9 million) were made in continued investments in the Company's facilities in order to further realize operating efficiencies. Additionally, during July 2002 the restricted cash of EURO 15,298 ($15.1 million) was released following the repayment of the short-term borrowings, see "Note 11 Short-Term Borrowings".

       FINANCING ACTIVITIES. Net cash used in financing activities for the nine months ended September 30, 2002 was EURO 20,233 ($20.0 million) while net cash from financing activities was EURO 15,344 ($15.2 million) for the comparable period of 2001, a decrease of EURO 35,577 ($35.1 million) mainly due to the decrease of the short-term borrowings.

       SOURCES OF CAPITAL. The Company funds its operating costs through cash from operations and short-term borrowings under various lines of credit maintained at several banks. At September 30, 2002, approximately EURO 38,475 ($38.0 million) was available, see "Note 11 Short-Term Borrowings".


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ITEM 3 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

INFLATION

       Although the Greek economy has long been subject to both high levels of inflation and the effects of the Greek government's measures to curb inflation such as high real interest rates, the Company does not believe inflation has had a material effect on its results of operations for the periods presented. Greece experienced inflation rates of 3.5% and 3.7% for the year 2001 and for the nine months ended September 30, 2002, respectively.

FOREIGN EXCHANGE RATE FLUCTUATION

       Substantially all of the Company's operations are conducted in Greece and, as a result, the Company's operating results depend on the prevailing economic conditions in Greece. Furthermore, substantially all of the Company's revenues since January 1, 2002 are in euros. The Senior Notes are denominated in dollars and will require the Company to make all principal and interest payments thereon in dollars. As a result, the Company may be subject to significant foreign exchange risks.

       The Company's functional currency is the euro. At each balance sheet date, all monetary assets and liabilities denominated in other currencies, including the Senior Notes, are adjusted to reflect the then current exchange rate. The resulting decrease or increase is reflected on the Company's income statement as foreign exchange loss or gain.

ITEM 4 - CONTROLS AND PROCEDURES

       Not applicable












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PART II

ITEM 1 - LEGAL PROCEEDINGS

       No material changes have emerged with respect to the legal proceedings in which the Company is involved and which are incidental to the conduct of its business. The Company does not believe that the outcome of any of these legal proceedings will have a material adverse effect on the business, financial condition or prospects of the Company.

ITEM 2 - CHANGES IN SECURITIES AND USE OF PROCEEDS

       None

ITEM 3 - DEFAULTS UPON SENIOR SECURITIES

       None

ITEM 4 - SUBMISSION OF MATTERS TO A VOTE OF SECURITY-HOLDERS

       None

ITEM 5 - OTHER INFORMATION

       None

ITEM 6 - EXHIBITS AND REPORTS ON FORM 8-K

       None






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                                   SIGNATURES


       Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Athens, Greece.


                                   FAGE DAIRY INDUSTRY S.A.

Date: November 13, 2002            By: /s/ Ioannis Filippou
                                           Chairman of the Board

Date: November 13, 2002            By: /s/ Kyriakos Filippou
                                           Chief Executive Officer and Director

Date: November 13, 2002            By: /s/ Christos Koloventzos
                                           Chief Financial Officer







































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